UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Name of Issuer: Bluesphere Corp.

Title of Class of Securities: Common

CUSIP Number: 09605C202

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Mark Radom, Esq., 35 Asuta St., Even Yehuda, Israel 40500, tel: +972 77 535 0716

Date of Event, which Requires Filing of this Statement: January 30, 2014

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

•	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09605C202

1. Names of Reporting Persons. / I.R.S. Identification Nos. of above persons (entities only): Jelton Finance Corp.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3. SEC Use Only:

4. Citizenship or Place of Organization: Belize

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power: 1,402,734

6. Shared Voting Power: 0

7. Sole Dispositive Power: 1,402,734

8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,402,734

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not applicable.

11. Percent of Class Represented by Amount in Row (9): 9.89%

12. Type of Reporting Person (See Instructions): CO

Item 1(a)	Name of Issuer
Bluesphere Corp.

Item 1(b)	Address of Issuer’s Principal Executive Officers
35 Asuta St., Even Yehuda, Israel 40500

Item 2(a)	Name of Person Filing
Jelton Finance Corp.

Item 2(b)	Address of Principal Business Officer or, if none, residence
Withfield Tower, 3rd Floor, 4792 Coney Drive, PO Box 1777 Belize City, Belize IBC 43707

Item 2(c)	Citizenship
Belize

Item 2(d)	Title of Class of Securities
Common stock, par value $0.001 per share

Item 2(e)	CUSIP Number
09605C202

Item 3	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit InsuranceAct.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,402,734

(b)	Percent of class: 9.89%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,402,734

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,402,734

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

January 31, 2014
Date

/s/ Oliver Hemmer
Authorized Signatory